Exhibit 99.2

Yalla Group Limited Announces up to US$150 Million Share Repurchase Program

DUBAI, U.A.E., May 21, 2021 /PRNewswire/ – Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$150 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing one Class A ordinary share, and/or (ii) Class A ordinary shares over the next 12 months starting from May 21, 2021.

Certain recent allegations by short sellers against Yalla contain distorted, misleading, and unsubstantiated claims regarding the Company. These allegations illustrated these short sellers’ lack of understanding of the Company’s business model and the feelings and sentiments within the Company’s user community. The Company affirms that it has not placed any robots into any of its chatrooms or otherwise manipulated its MAU or other operating or financial data. Yalla has a solid business model and monetization model which have been delivering strong revenue and profit, leading to solid cash balance. After considering the Company’s strong cash position, and in order to protect shareholders’ value and demonstrate the Company’s confidence in its continued growth and long-term prospects, Yalla’s board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$150 million of its shares over the next 12 months.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance.

About Yalla Group Limited

Yalla Group Limited is the leading voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company’s flagship mobile application, Yalla, is specifically tailored for the people and local cultures of the region and primarily features Yalla rooms, a mirrored online version of the majlis or cafés where people spend their leisure time in casual chats. Voice chats are more suitable to the cultural norms in MENA compared to video chats. The Company strives to maintain users’ equal status on its platform, thereby encouraging all users to freely communicate and interact with each other. The Company also operates Yalla Ludo, a mobile application featuring online versions of board games that are highly popular in MENA, such as Ludo and Domino. In-game real-time chats and Ludo chat room functions are popular social networking features among users. Through close attention to detail and localized appeal that deeply resonates with users, Yalla’s mobile applications deliver a seamless user experience that fosters a loyal sense of belonging, creating a highly devoted and engaged user community.

For more information, please visit: http://ir.yallatech.ae/

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yalla Group Limited’s goal and strategies; Yalla Group Limited’s expansion plans; Yalla Group Limited’s future business development, financial condition and results of operations; the trends in, and size of, MENA’s online social networking and entertainment market; Yalla Group Limited’s expectations regarding demand for, and market acceptance of, its products and services; Yalla Group Limited’s expectations regarding its relationships with users, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao – IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited